SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                     Report on Form 6-K dated July 18, 2002

                                Nokia Corporation
                                   Nokia House
                                Keilalahdentie 4
                                   02150 Espoo
                                     Finland

          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F __X__ Form 40-F _____
                                      -----



Enclosure:         Press release dated July 18, 2002: "NOKIA 2Q PROFITS AND
                   MARGINS UP-- REVENUES IN LINE WITH GUIDANCE"



                                                        Page 1 of 15 Total Pages

NOKIA                                                   PRESS RELEASE 1 (13)
                                  July 18, 2002

NOKIA 2Q PROFITS AND MARGINS UP
-- REVENUES IN LINE WITH GUIDANCE

       Second quarter 2002 compared with second quarter 2001:
        - Net sales decreased 6% to EUR 6 935 million (EUR 7 346 million in 2Q 2001)
        - Pro forma operating profit increased to EUR 1 260 million (EUR 1 137 million); pro forma operating margin increased to 18.2% (15.5%)
        - Reported operating profit increased to EUR 1 221 million (EUR 856 million): reported operating margin increased to 17.6% (11.7%)
        - Pro forma adjustments: EUR 52 million in goodwill amortization and a EUR 13 million positive adjustment related to the earlier Dolphin write-off in 3Q 2001
        -       Pro forma earnings per share (diluted) increased to EUR 0.19
                (EUR 0.17)
        - Reported (IAS) net profit increased to EUR 862 million (EUR 589 million) and reported earnings per share (diluted) increased to EUR 0.18 (EUR 0.12)
        - Operating cash flow increased to EUR 1 410 million (EUR 790 million)


JORMA OLLILA, CHAIRMAN AND CEO:

Thanks to our consistent record of strong execution and tight cost control, we were able to put in a solid second quarter. Pro forma operating profit, in particular, showed year-on-year growth of 11%, generating a very strong operating cash flow of EUR 1.4 billion. In mobile phones, we saw pro forma operating profit grow by 22%. For these achievements in a difficult environment my thanks go to the whole Nokia team.

During the quarter, our winning product portfolio brought further gains in mobile phone market share, which rose both sequentially and year on year to over 38%. We also expect our full-year 2002 market share to show an increase on last year's 37%.

Shipments of the new Symbian-based Nokia 7650 camera and PDA phone began in Europe and Asia Pacific, with priority given to markets where operators have already launched their MMS services. Initial feedback from customers and users across the board has been extremely positive.

As we enter the second half we are seeing a clear and concrete shift. Feature-rich multimedia products with color screens offering compelling new services are now in the hands of consumers. We also see this driving demand as consumers and business people, motivated by new communications possibilities, move to upgrade their existing phones or even look towards owning more than one device.

Nokia is preparing for a string of new product launches for the remainder of the year, including a major step in September with the introduction of our first dual-mode WCDMA/GSM phone and our first 3G network. Depending on operator schedules in WCDMA networks, we expect the 3G business system to be mature enough for commercial handset shipments by early 2003.

Interoperability is requisite for the success of advanced mobile services and our industry is supporting this through the Open Mobile Alliance. In the last few months, a lot of progress has been made to ensure that technologies and services function together for consumers on any network and terminal.

Economic conditions in the latter part of the year will continue to be hard. We see ourselves as very competitively positioned to lead the industry into the next mobile communications growth phase.

                                                        Page 2 of 15 Total Pages


   NOKIA SECOND QUARTER 2002 / FIRST HALF 2002 FINANCIAL RESULTS       2 (13)

----------------------------------------- ------------------------------------- -----------------------------------

2Q 2002                                                PRO FORMA                             REPORTED
                                           (excludes goodwill amortization
                                               and non-recurring items)
----------------------------------------- ------------- ----------- ----------- ----------- ----------- -----------

EUR (million)                               2Q/2002      2Q/2001    Change (%)   2Q/2002     2Q/2001    Change (%)
----------------------------------------- ------------- ----------- ----------- ----------- ----------- -----------
Net sales                                        6 935       7 346          -6       6 935       7 346          -6
  Nokia Mobile Phones                            5 398       5 349           1       5 398       5 349           1
  Nokia Networks                                 1 474       1 896         -22       1 474       1 896         -22
  Nokia Ventures Organization                      106         134         -21         106         134         -21
Operating profit                                 1 260       1 137          11       1 221         856          43
  Nokia Mobile Phones                            1 171         960          22       1 148         902          27
  Nokia Networks                                   171         300         -43         161         240         -33
  Nokia Ventures Organization                      -63         -92          32         -69        -255          73
  Common Group Expenses                            -19         -31                     -19         -31
Operating Margin (%)                              18.2        15.5                    17.6        11.7
 Nokia Mobile Phones (%)                          21.7        17.9                    21.3        16.9
 Nokia Networks (%)                               11.6        15.8                    10.9        12.7
 Nokia Ventures Organization (%)                 -59.4       -68.7                   -65.1      -190.3
Financial income and expenses                       39          27          44          39          27          44
Profit before tax and                            1 292       1 166          11       1 253         885          42
  minority interests
Net profit                                         905         830           9         862         589          46
EPS, EUR
  Basic                                           0.19        0.18           6        0.18        0.13          38
  Diluted                                         0.19        0.17          12        0.18        0.12          50
----------------------------------------- ------------- ----------- ----------- ----------- ----------- -----------


----------------------------------------- ------------------------------------- -----------------------------------

1H 2002                                                PRO FORMA                             REPORTED
                                           (excludes goodwill amortization
                                               and non-recurring items)
----------------------------------------- ------------- ----------- ----------- ----------- ----------- -----------

EUR (million)                               1H/2002      1H/2001    Change (%)   1H/2002     1H/2001    Change (%)
----------------------------------------- ------------- ----------- ----------- ----------- ----------- -----------
Net sales                                       13 949      15 353          -9      13 949      15 353          -9
  Nokia Mobile Phones                           10 836      11 179          -3      10 836      11 179          -3
  Nokia Networks                                 2 910       3 918         -26       2 910       3 918         -26
  Nokia Ventures Organization                      263         303         -13         263         303         -13
Operating profit                                 2 546       2 577          -1       2 455       2 225          10
  Nokia Mobile Phones                            2 379       2 167          10       2 333       2 085          12
  Nokia Networks                                   317         664         -52         283         585         -52
  Nokia Ventures Organization                      -93        -194          52        -104        -385          73
  Common Group Expenses                            -57         -60                     -57         -60
Operating Margin (%)                              18.3        16.8                    17.6        14.5
 Nokia Mobile Phones (%)                          22.0        19.4                    21.5        18.7
 Nokia Networks (%)                               10.9        16.9                     9.7        14.9
 Nokia Ventures Organization (%)                 -35.4       -64.0                   -39.5      -127.1
Financial income and expenses                       74          74           -          74          74           -
Profit before tax and                            2 605       2 651          -2       2 514       2 299           9
  minority interests
Net profit                                       1 820       1 876          -3       1 725       1 564          10
EPS, EUR
  Basic                                           0.38        0.40          -5        0.36        0.33           9
  Diluted                                         0.38        0.39          -3        0.36        0.33           9
----------------------------------------- ------------- ----------- ----------- ----------- ----------- -----------

*All figures can be found in the tables on pages 6-13

                                                        Page 3 of 15 Total Pages

BUSINESS ENVIRONMENT AND FORECASTS                                        3 (13)
Nokia's second-quarter sales declined by 6% compared with the second quarter 2001. Sales for Nokia Mobile Phones grew by 1% compared with the previous year, reflecting growth in Asia Pacific and Europe, offset by lower sales in the Americas. Sales for Nokia Networks showed a year-on-year decline of 22%, with continued lower-than-expected 2G investments in China and Europe, partially offset by steady growth in the US.

Accelerated 3Q and 2H sales growth
Sales for the Nokia group in the third quarter 2002 are anticipated to be in the range of EUR 7.2 billion to EUR 7.6 billion, compared with EUR 7.0 billion in the third quarter 2001. Overall sales growth for the second half is then estimated to be between 3% and 10%. Sales growth will be driven by volume deliveries of a number of advanced high value-added models during the second half and revenue recognized from 3G network sales, assuming the necessary technology milestones are satisfied.

Profitability outlook strong
Nokia's profitability outlook remains strong, reflecting the company's operational efficiencies and cost control. Third-quarter pro forma earnings per share (diluted) is expected to be in the range of EUR 0.15 to EUR 0.17. Management expects to see full-year pro forma earnings per share (diluted) in the range of EUR 0.79 to EUR 0.84.

Pro forma operating margins for Nokia Mobile Phones are expected to continue at around 20% for the second half of 2002, with the fourth quarter being stronger than the third. Nokia Networks pro forma operating margins are estimated to remain at approximately the 10% level for the rest of the year, while Nokia Ventures Organization is expected to post a pro forma loss of around EUR 150 million for 2002.

Full-year handset market estimate about 400 million
Nokia estimates full-year 2002 market volume at about 400 million units sold. All regions are estimated to show growth of approximately 5% led by the Americas and Asia-Pacific and followed by Europe.

Nokia's mobile phone sales volume in the second quarter of 2002 increased year on year by 12% to about 36 million. This clearly outpaced overall market volume, which is estimated to have grown by about 4% to around 93 million units.

Year-on-year overall market volume growth was strongest in the Americas followed by Europe, while Asia-Pacific declined slightly, largely due to slow replacement sales in Japan and South Korea. GSM clearly continues to be the largest cellular standard. During the first half, GSM and CDMA showed modest growth, while TDMA remained flat and the Japanese PDC market declined.

Second half network market developments
Based on second-quarter developments, Nokia continues to expect an annual decline in the GSM and overall infrastructure market in 2002. Major operators in Europe and Asia are scheduled to start their multimedia messaging services during the second half 2002.

Customer financing
At the end of June, outstanding long-term customer loans totaled EUR 1 555 million (EUR 1 128 million at December 31, 2001), while guarantees given on behalf of third parties totaled EUR 121 million (EUR 127 million). In addition, Nokia had financing commitments totaling EUR 2 542 million (EUR 2 955 million). Of the total committed and outstanding customer financing at the end of June, EUR 3 569 million (EUR 3 607 million) related to 3G networks.

Nokia's German operator customer MobilCom, to which the company has provided long-term financing of EUR 752 million, is currently restructuring its financing. These arrangements may involve vendor participation in the form of rescheduling or other restructuring of financing terms. Discussions are ongoing as to the exact nature of the restructuring. An agreement is expected to lead to a reassessment of the valuation of Nokia's current MobilCom receivables or any alternative security through a charge of a material portion of such receivables against earnings during the third quarter of 2002. This charge would be excluded from pro forma earnings.

                                                        Page 4 of 15 Total Pages

NOKIA MOBILE PHONES                                                       4 (13)
During the first six months of 2002, Nokia Mobile Phones announced and started shipping a record 20 new mobile phone models. The company plans to announce and ship further new phones during the second half, bringing the full-year total of new products shipping to more than 30.

During the second quarter, Nokia started shipping 12 new phones, representing several different product categories in Nokia's mobile phone portfolio, and incorporating a number of key enabling technologies. These included the Nokia 7650, the company's first imaging model with an integrated VGA resolution digital camera for multimedia messaging. Running on the Symbian Operating System, the Nokia 7650 includes both GPRS and HSCSD connections, WAP and email, Bluetooth and infrared, and MIDP Java(TM) support.

Other breakthrough deliveries were the Nokia 6370, the company's first CDMA/1X model for North America, and the first mass-volume GPRS and MMS-enabled GSM model, the Nokia 3510, which began shipping in Europe and Asia Pacific. Another volume GSM model, the Nokia 3410 with Java(TM), started shipping in Europe. In June, Nokia started deliveries of a new China-specific model, the Nokia 3610, and in July commenced shipments of its first GAIT (GSM/TDMA) model, the Nokia 6340 in the US.

The current quarter will bring further key deliveries, such as the tri-band GSM models: the Nokia 7210 and 6610, both with Java(TM), MMS and color displays, as well as the Nokia 6590 and 3590 for GSM 850/1900/GPRS in the Americas, supporting XHTML.

Nokia welcomes the formation of the 200-member Open Mobile Alliance, providing new impetus for the next industry growth phase. The alliance is working to ensure interoperable services across countries, networks and handsets through open standards and platforms.

In order to accelerate this unprecedented move towards a global, interoperable mobile services market, Nokia is licensing its Series 60 smartphone software to other manufacturers. During the quarter, Series 60 licensing agreements were signed with Matsushita and Siemens. The Nokia Series 60 incorporates key enabling technologies, such as MMS and Java(TM).

NOKIA NETWORKS
In WCDMA and EDGE network infrastructure, Nokia is delivering 3G equipment in 23 countries to 42 operators, of which 26 are in full commercial volume deliveries. The value of inventory related to work in progress on 3G amounted to EUR 686 million at the end of June. During the quarter, the company was selected as a 3G radio network supplier to mmO2 in the UK, Germany and Ireland. Nokia also signed contracts with Hutchison 3G Austria to supply its 3G core network and with Radiolinja in Finland for its 2G and 3G radio and core networks.

Major operators in Europe and Asia are scheduled to start their multimedia messaging services during the second half, 2002. Nokia was selected as a supplier of multimedia messaging infrastructure by several operators, including TIM in Italy, the Telefonica Moviles Group, mmO2 across its European markets and M1 in Singapore.

Nokia signed GSM contracts with eight operators, including a GSM/GPRS/EDGE radio network expansion contract with AT&T Wireless, further strengthening the position of GSM technology in the US market.

NOKIA VENTURES ORGANIZATION
Nokia Ventures Organization continued to identify and develop new business opportunities for Nokia. A modest recovery in the VPN and firewall security appliance market continued to carry over into the second quarter for Nokia Internet Communications. The unit was further strengthened by a record number of new product announcements, entry into the small office security appliance segment, the launch of the Nokia Security Developers Alliance program and ongoing solution bundling with strategic partners: Check Point Software Technologies, ISS and F5. Nokia Venture Partners opened an office in South Korea and made its first investment in the Asia Pacific region.

                                                        Page 5 of 15 Total Pages

NOKIA IN JANUARY-JUNE 2002 REPORTED                                       5 (13)

Second quarter 2002
(International Accounting Standards (IAS) comparisons given to the second quarter 2001 results unless otherwise indicated)

Nokia's net sales decreased by 6% to EUR 6 935 million (EUR 7 346 million). Sales of Nokia Mobile Phones increased by 1% to EUR 5 398 million (EUR 5 349 million). Sales of Nokia Networks decreased by 22% to EUR 1 474 million (EUR 1 896 million). Sales of Nokia Ventures Organization decreased by 21% and totaled EUR 106 million (EUR 134 million).

Operating profit increased by 43% to EUR 1 221 million (EUR 856 million), representing an operating margin of 17.6% (11.7%). Operating profit in Nokia Mobile Phones increased by 27% to EUR 1 148 million (EUR 902 million), representing an operating margin of 21.3% (16.9%). Operating profit in Nokia Networks decreased by 33% to EUR 161 million (EUR 240 million), representing an operating margin of 10.9% (12.7%). Nokia Ventures Organization reported an operating loss of EUR 69 million (operating loss of EUR 255 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 19 million (EUR 31 million).

Financial income totaled EUR 39 million (EUR 27 million). Profit before tax and minority interests was EUR 1 253 million (EUR 885 million). Net profit totaled EUR 862 million (EUR 589 million). Earnings per share increased to EUR 0.18 (basic) and to EUR 0.18 (diluted) compared with EUR 0.13 (basic) and EUR 0.12 (diluted) in the second quarter 2001.

First half 2002
(IAS comparisons given to the first half 2001 results unless otherwise indicated)

Nokia's net sales decreased by 9% to EUR 13 949 million (EUR 15 353 million). Sales of Nokia Mobile Phones decreased by 3% to EUR 10 836 million (EUR 11 179 million). Sales of Nokia Networks decreased by 26% to EUR 2 910 million (EUR 3 918 million). Sales of Nokia Ventures Organization decreased by 13% and totaled EUR 263 million (EUR 303 million).

Operating profit increased by 10% to EUR 2 455 million (EUR 2 225 million), representing an operating margin of 17.6% (14.5%). Operating profit in Nokia Mobile Phones increased by 12% to EUR 2 333 million (EUR 2 085 million), representing an operating margin of 21.5% (18.7%). Operating profit in Nokia Networks decreased by 52% to EUR 283 million (EUR 585 million), representing an operating margin of 9.7% (14.9%). Nokia Ventures Organization reported an operating loss of EUR 104 million (operating loss of EUR 385 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 57 million (EUR 60 million).

Financial income totaled EUR 74 million (EUR 74 million). Profit before tax and minority interests was EUR 2 514 million (EUR 2 299 million). Net profit totaled EUR 1 725 million (EUR 1 564 million). Earnings per share increased to EUR 0.36 (basic) and to EUR 0.36 (diluted) compared with EUR 0.33 (basic) and EUR 0.33 (diluted) in the first half 2001.

The average number of employees during the first half was 53 028. At June 30, Nokia employed a total of 52 970 people (53 849 people at December 31, 2001).

At June 30, 2002, net debt-to-equity ratio (gearing) was -42% (-41% at December 31, 2001). During the January to June period in 2002, capital expenditures amounted to EUR 262 million (EUR 625 million).

On June 30, the Group companies owned 1 077 797 Nokia shares. The shares had an aggregate par value of EUR 64 667.82, representing 0.02% of the share capital of the company and the total voting rights. The number of issued shares on June 30 was 4 753 226 997 and the share capital was EUR 285 193 619.82.

                                                        Page 6 of 15 Total Pages

                                                                          6 (13)
CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million
(unaudited)
                                                             Pro forma        Pro forma    Reported, IAS     Reported, IAS
                                                                4-6/02           4-6/01           4-6/02            4-6/01
---------------------------------------------------------------------------------------------------------------------------

Net sales                                                        6,935            7,346            6,935             7,346
Cost of sales 1)                                                -4,052           -4,556           -4,052            -4,627
Research and development expenses                                 -779             -794             -779              -794
Selling, general and administrative expenses 2)                   -844             -859             -844              -998
Adjustment to Dolphin write-off 3)                                   -                -               13                 -
Amortization of goodwill                                             -                -              -52               -71
                                                     ----------------------------------------------------------------------

Operating profit                                                 1,260            1,137            1,221               856
Share of results of associated companies                            -7                2               -7                 2
Financial income and expenses                                       39               27               39                27
                                                     ----------------------------------------------------------------------

Profit before tax and minority interests                         1,292            1,166            1,253               885
                                                     ----------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

Tax                                                               -377             -303             -381              -263
Minority interests                                                 -10              -33              -10               -33
                                                     ----------------------------------------------------------------------

Net profit                                                         905              830              862               589
                                                     ----------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

Earnings per share, EUR
Basic                                                             0.19             0.18             0.18              0.13
Diluted                                                           0.19             0.17             0.18              0.12

Average number of shares (1,000 shares)
Basic                                                        4,745,947        4,694,648        4,745,947         4,694,648
Diluted                                                      4,784,745        4,788,099        4,784,745         4,788,099

---------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization, total                                                                 322               360

Non-recurring items
1) Non-recurring charges of EUR 71 million from 2Q 2001.
2) In 2001, non-recurring charges of EUR 139 million, including a EUR 54 million impairment of goodwill, and a EUR 24 million gain from the disposal of certain production operations from 2Q 2001.
3) Positive adjustment of EUR 13 million related to the earlier Dolphin write-off in 3Q 2001.

                                                        Page 7 of 15 Total Pages

                                                                                                               7 (13)
CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million
(unaudited)
                                                             Pro forma        Pro forma    Reported, IAS     Reported, IAS
                                                                1-6/02           1-6/01           1-6/02            1-6/01
---------------------------------------------------------------------------------------------------------------------------

Net sales                                                       13,949           15,353           13,949            15,353
Cost of sales 1)                                                -8,296           -9,584           -8,296            -9,655
Research and development expenses                               -1,482           -1,560           -1,482            -1,560
Selling, general and administrative expenses 2)                 -1,625           -1,632           -1,625            -1,771
Adjustment to Dolphin write-off 3)                                   -                -               13                 -
Amortization of goodwill                                             -                -             -104              -142
                                                     ----------------------------------------------------------------------

Operating profit                                                 2,546            2,577            2,455             2,225
Share of results of associated companies                           -15                -              -15                 -
Financial income and expenses                                       74               74               74                74
                                                     ----------------------------------------------------------------------

Profit before tax and minority interests                         2,605            2,651            2,514             2,299
                                                     ----------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

Tax                                                               -755             -721             -759              -681
Minority interests                                                 -30              -54              -30               -54
                                                     ----------------------------------------------------------------------

Net profit                                                       1,820            1,876            1,725             1,564
                                                     ----------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

Earnings per share, EUR
Basic                                                             0.38             0.40             0.36              0.33
Diluted                                                           0.38             0.39             0.36              0.33

Average number of shares (1,000 shares)
Basic                                                        4,741,230        4,693,933        4,741,230         4,693,933
Diluted                                                      4,793,896        4,788,474        4,793,896         4,788,474

---------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization, total                                                                 635               673

Non-recurring items
1) Non-recurring charges of EUR 71 million from 2Q 2001.
2) In 2001, non-recurring charges of EUR 139 million, including a EUR 54 million impairment of goodwill, and a EUR 24 million gain from the disposal of certain production operations from 2Q 2001. 3) Positive adjustment of EUR 13 million related to the earlier Dolphin write-off in 3Q 2001.

                                                        Page 8 of 15 Total Pages

                                                                          8 (13)
CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million
(unaudited)
                                                                                    Pro forma        Reported, IAS
                                                                                      1-12/01              1-12/01
-------------------------------------------------------------------------------------------------------------------

Net sales                                                                              31,191               31,191
Cost of sales 1)                                                                      -19,693              -19,787
Research and development expenses                                                      -2,985               -2,985
Selling, general and administrative expenses 2)                                        -3,276               -3,443
One-time customer finance charges 3)                                                        -                 -714
Impairment of minority investments                                                          -                  -80
Impairment of goodwill                                                                      -                 -518
Amortization of goodwill                                                                    -                 -302
                                                                         ------------------------------------------

Operating profit                                                                        5,237                3,362
Share of results of associated companies                                                  -12                  -12
Financial income and expenses                                                             125                  125
                                                                         ------------------------------------------

Profit before tax and minority interests                                                5,350                3,475
                                                                         ------------------------------------------

-------------------------------------------------------------------------------------------------------------------

Tax                                                                                    -1,478               -1,192
Minority interests                                                                        -83                  -83
                                                                         ------------------------------------------

Net profit                                                                              3,789                2,200
                                                                         ------------------------------------------

-------------------------------------------------------------------------------------------------------------------

Earnings per share, EUR
Basic                                                                                    0.81                 0.47
Diluted                                                                                  0.79                 0.46

Average number of shares (1,000 shares)
Basic                                                                               4,702,852            4,702,852
Diluted                                                                             4,787,219            4,787,219

-------------------------------------------------------------------------------------------------------------------

Depreciation and amortization, total                                                                         1,430

Non-recurring items
1) Includes non-recurring charges of EUR 71 million from 2Q and EUR 23 million from 4Q.
2) Includes non-recurring charges of EUR 85 million from 2Q, including a EUR 24 million gain from the disposal of certain production operations, and a total of EUR 82 million from 4Q.
3) Includes one-time customer finance charges from 3Q.


                                                        Page 9 of 15 Total Pages

                                                                          9 (13)
NET SALES BY BUSINESS GROUP, EUR million
(unaudited)
                                                4-6/02            4-6/01           1-6/02           1-6/01           1-12/01
-----------------------------------------------------------------------------------------------------------------------------
Nokia Mobile Phones                              5,398             5,349           10,836           11,179            23,158
Nokia Networks                                   1,474             1,896            2,910            3,918             7,534
Nokia Ventures Organization                        106               134              263              303               585
Inter-business group eliminations                  -43               -33              -60              -47               -86
-----------------------------------------------------------------------------------------------------------------------------

Nokia Group                                      6,935             7,346           13,949           15,353            31,191
-----------------------------------------------------------------------------------------------------------------------------


OPERATING PROFIT BY BUSINESS GROUP, EUR million
(unaudited)

Pro forma                                       4-6/02            4-6/01           1-6/02           1-6/01           1-12/01
-----------------------------------------------------------------------------------------------------------------------------
Nokia Mobile Phones                              1,171               960            2,379            2,167             4,648
Nokia Networks                                     171               300              317              664             1,073
Nokia Ventures Organization                        -63               -92              -93             -194              -327
Common Group Expenses                              -19               -31              -57              -60              -157
-----------------------------------------------------------------------------------------------------------------------------

Nokia Group                                      1,260             1,137            2,546            2,577             5,237
-----------------------------------------------------------------------------------------------------------------------------


Goodwill amortization                           4-6/02            4-6/01           1-6/02           1-6/01           1-12/01
-----------------------------------------------------------------------------------------------------------------------------
Nokia Mobile Phones                                -23               -23              -46              -47               -92
Nokia Networks                                     -23               -19              -47              -38              -105
Nokia Ventures Organization                         -6               -29              -11              -57              -105
Common Group Expenses                                -                 -                -                -                 -
-----------------------------------------------------------------------------------------------------------------------------

Nokia Group                                        -52               -71             -104             -142              -302
-----------------------------------------------------------------------------------------------------------------------------


Non-recurring items                             4-6/02            4-6/01           1-6/02           1-6/01           1-12/01
-----------------------------------------------------------------------------------------------------------------------------
Nokia Mobile Phones                                  -               -35                -              -35               -35
Nokia Networks                                      13               -41               13              -41            -1,041
Nokia Ventures Organization                          -              -134                -             -134              -423
Common Group Expenses                                -                 -                -                -               -74
-----------------------------------------------------------------------------------------------------------------------------

Nokia Group                                         13              -210               13             -210            -1,573
-----------------------------------------------------------------------------------------------------------------------------


Reported, IAS                                   4-6/02            4-6/01           1-6/02           1-6/01           1-12/01
-----------------------------------------------------------------------------------------------------------------------------
Nokia Mobile Phones                              1,148               902            2,333            2,085             4,521
Nokia Networks                                     161               240              283              585               -73
Nokia Ventures Organization                        -69              -255             -104             -385              -855
Common Group Expenses                              -19               -31              -57              -60              -231
-----------------------------------------------------------------------------------------------------------------------------

Nokia Group                                      1,221               856            2,455            2,225             3,362
-----------------------------------------------------------------------------------------------------------------------------


                                                       Page 10 of 15 Total Pages

                                                                         10 (13)
CONSOLIDATED BALANCE SHEET, IAS, EUR million  (unaudited)
ASSETS                                                                       30.6.02          30.6.01         31.12.01
Fixed assets and other non-current assets
    Capitalized development costs                                              1,012              751              893
    Goodwill                                                                     751            1,057              854
    Other intangible assets                                                      223              278              237
    Property, plant and equipment                                              2,140            2,715            2,514
    Investments in associated companies                                           67               62               49
    Available-for-sale investments                                               356              408              399
    Deferred tax assets                                                          894              504              832
    Long-term loans receivable                                                 1,555              964            1,128
    Other non-current assets                                                      40               60                6
                                                                   ----------------------------------------------------
                                                                               7,038            6,799            6,912
                                                                   ----------------------------------------------------
Current assets
    Inventories                                                                1,828            1,897            1,788
    Accounts receivable                                                        4,671            4,711            5,719
    Prepaid expenses and accrued income                                        1,423            1,793            1,480
    Short-term loans receivable                                                  554              243              403
    Available-for-sale investments                                             5,026            2,674            4,271
    Bank and cash                                                              1,386            1,501            1,854
                                                                   ----------------------------------------------------
                                                                              14,888           12,819           15,515
                                                                   ----------------------------------------------------
Total assets                                                                  21,926           19,618           22,427
                                                                   ----------------------------------------------------
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
    Share capital                                                                285              282              284
    Share issue premium                                                        2,096            1,704            2,060
    Treasury shares                                                              -20             -150              -21
    Translation differences                                                      251              380              326
    Fair value and other reserves                                                 44             -114               20
    Retained earnings                                                          9,987            8,893            9,536
                                                                   ----------------------------------------------------
                                                                              12,643           10,995           12,205
                                                                   ----------------------------------------------------
Minority interests                                                               218              218              196
                                                                   ----------------------------------------------------
Long-term liabilities
    Long-term interest-bearing liabilities                                       176              161              207
    Deferred tax liabilities                                                     195               62              177
    Other long-term liabilities                                                   71               65               76
                                                                   ----------------------------------------------------
                                                                                 442              288              460
                                                                   ----------------------------------------------------
Current liabilities
    Short-term borrowings                                                        859            1,187              831
    Current portion of long-term debt                                             25               47                -
    Accounts payable                                                           2,508            1,966            3,074
    Accrued expenses                                                           2,985            3,002            3,477
    Provisions                                                                 2,246            1,915            2,184
                                                                   ----------------------------------------------------
                                                                               8,623            8,117            9,566
                                                                   ----------------------------------------------------
Total shareholders' equity and liabilities                                    21,926           19,618           22,427
                                                                   ----------------------------------------------------
Interest-bearing liabilities                                                   1,060            1,395            1,038
Shareholders' equity per share, EUR                                             2.66             2.34             2.58
-----------------------------------------------------------------------------------------------------------------------
Number of shares (1000 shares) *                                           4,752,149        4,695,441        4,736,302
-----------------------------------------------------------------------------------------------------------------------
Dividends to Nokia's shareholders, EUR 1,279 million (EUR 1,314 million in
2001), were deducted from retained earnings and recorded within accrued expenses as a liability at the end of 1Q both in 2002 and 2001. Dividends were paid in
April and had an impact on cash flow and gearing in the second quarter.
* Shares owned by Group companies are excluded


                                                       Page 11 of 15 Total Pages


                                                                         11 (13)
CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million
                                                                                 1-6/02          1-6/01          1-12/01
Cash flow from operating activities
Net profit                                                                        1,725          1 ,564            2,200
   Adjustments, total                                                             1,371           1,393            4,132
                                                                        -------------------------------------------------

Net profit before change in net working capital                                   3,096           2,957            6,332
   Change in net working capital                                                    226             246              978
                                                                       --------------------------------------------------
Cash generated from operations                                                    3,322           3,203            7,310
   Interest received                                                                126             146              226
   Interest paid                                                                    -30             -45             -155
   Other financial income and expenses                                               21             -11               99
   Income taxes paid                                                             -1,121            -780             -933
                                                                       --------------------------------------------------
Net cash from operating activities                                                2,318           2,513            6,547

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash                                  -            -143             -131
Purchase of non-current available-for-sale investments                              -80             -93             -323
Additions in capitalized development costs                                            -            -194             -431
                                                                                   -221
Long-term loans made to customers                                                  -426            -213           -1,129
Proceeds from (+), payment (-) of other long-term receivables                         1             -36               84
Proceeds from (+), payment (-) of short-term loan receivables                      -184              45             -114
Capital expenditures                                                               -261            -625           -1,041
Proceeds from disposal of Group companies,
   net of disposed cash                                                             105               -                -
Proceeds from sale of non-current available-for-sale investments                      3              98              204
Proceeds from sale of fixed assets                                                  128             206              175
Dividends received                                                                   25              27               27
                                                                       --------------------------------------------------

Net cash used in investing activities                                              -910            -928           -2,679

Cash flow from financing activities
Proceeds from share issue                                                            51              12               77
Purchase of treasury shares                                                         -13               -              -21
Capital investment by minority shareholders                                          26               2                4
Proceeds from long-term borrowings                                                    6              -8              102
Repayment of long-term borrowings                                                   -11                              -59
Proceeds from (+), payment of (-) short-term borrowings                              90            -282             -602
Dividends paid                                                                   -1,308          -1,339           -1,396
                                                                       --------------------------------------------------

Net cash used in financing activities                                            -1,159          -1,615           -1,895
                                                                       --------------------------------------------------

Foreign exchange impact on cash                                                     -50              22              -43

Net increase in cash and cash equivalents                                           199              -8            1,930

Cash and cash equivalents at beginning of period                                  6,125           4,183            4,183

                                                                       --------------------------------------------------
Cash and cash equivalents at end of period                                        6,324           4,175            6,113
                                                                       ==================================================
Change in net fair value of current available-for-sale
Investments                                                                          88                               12
                                                                       --------------------------------------------------
As reported on balance sheet                                                      6,412           4,175            6,125
                                                                       --------------------------------------------------
NB: Figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.


                                                       Page 12 of 15 Total Pages

                                                                                                               12 (13)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, EUR million (unaudited)
                                               Share      Share    Treasury Translation   Fair value    Retained        Total
                                             capital      Issue      shares Differences    and other    earnings
                                                        Premium                             reserves
------------------------------------------------------------------------------------------------------------------------------
Balance at  December 31, 2000                    282      1,695        -157         347            -       8,641       10,808
------------------------------------------------------------------------------------------------------------------------------
Effect of adopting IAS 39                                                                        -56                      -56
------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2001, restated             282      1,695        -157         347          -56       8,641       10,752
------------------------------------------------------------------------------------------------------------------------------
Share issue                                                  11                                                            11
Reissuance of treasury shares                                             7                                                 7
Stock options issued on acquisitions                          4                                                             4
Stock options exercised
  related to acquisitions                                    -6                                                            -6
Dividend                                                                                                  -1,314       -1 314
Translation differences                                                             134                                   134
Net investment hedge gains/ (losses)                                               -101                                  -101
Cash flow hedges and available-for-sale investments                                              -58                      -58
Other increase/decrease, net                                                                                   2            2
Net profit                                                                                                 1,564        1,564
------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2001                         282      1,704        -150         380         -114       8,893       10,995
------------------------------------------------------------------------------------------------------------------------------
Balance at  December 31, 2001                    284      2,060         -21         326           20       9,536       12,205
------------------------------------------------------------------------------------------------------------------------------
Share issue                                        1         49                                                            50
Acquisition of treasury shares                                          -13                                               -13
Reissuance of treasury shares                                            14                                                14
Stock options exercised
  related to acquisitions                                   -13                                                           -13
Dividend                                                                                                  -1,279       -1,279
Translation differences                                                             -84                                   -84
Net investment hedge gains/ (losses)                                                  9                                     9
Cash flow hedges                                                                                  87                       87
Available-for-sale investments                                                                   -63                      -63
Other increase/decrease, net                                                                                   5            5
Net profit                                                                                                 1,725        1,725
------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2002                         285      2,096         -20         251           44       9,987       12,643
------------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES, EUR million
(unaudited)                                                                                                GROUP
                                                                                             30.6.02     30.6.01     31.12.01
Collateral for own commitments
Mortgages                                                                                         18          12           18
Assets pledged                                                                                    13           4            4

Collateral given on behalf of other companies
Assets pledged                                                                                    37          24           33

Contingent liabilities on behalf of Group companies
Other guarantees                                                                                 389         662          505

Contingent liabilities on behalf of other companies
Guarantees for loans                                                                              85         153           95
Other guarantees
Leasing obligations                                                                              722       1,151        1,246



                                                       Page 13 of 15 Total Pages

                                                                         13 (13)
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1)
(unaudited)
                                                 30.6.02        30.6.01        31.12.01

Foreign exchange forward contracts 2) 3)          18,606          9,242          20,978
Currency options bought                              524          1,723           1,328
Currency options sold                                758          1,631           1,209
Interest rate swaps                                    -             51               -
Cash settled equity swaps 4)                         122            278             182


1) The notional amounts of derivatives summarized here do not represent amounts exchanged by the parties and, thus are not a measure of the exposure of Nokia caused by its use of derivatives.
2) Notional amounts outstanding include positions, which have been closed off.
3) Notional amount includes contracts used to hedge the net investments in foreign subsidiaries.
4) Cash settled equity swaps are used to hedge risks relating to incentive programs and investments activities.

Closing rate: 1 EUR = 0.946 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company's success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company's principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company's partners, suppliers and customers; 11) the management of the Company's customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 17 of the Company's Form 20-F for the year ended December 31, 2001.


NOKIA
Helsinki, July 18, 2002

For more information:
Lauri Kivinen, Corporate Communications, tel. +358 7180 34495
Ulla James, Investor Relations, tel. +1 972 894 4880
Antti Raikkonen, Investor Relations, tel. +358 7180 34290

www.nokia.com

- Nokia plans mid-quarter updates on September 10 and December 10, 2002.
- Results announcements for 3Q, and 4Q 2002 are planned for October 17 and January 23, respectively.


                                                       Page 14 of 15 Total Pages

                                    SIGNATURE



              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: July 18, 2002            Nokia Corporation



                               By:     /s/ Ursula Ranin
                                       -------------------------------
                                       Name: Ursula Ranin
                                       Title:    Vice President, General Counsel



                                                     Page 15 of 15 Total Pages